UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR

For Period Ended:     January 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Flow International Corporation

Full Name of Registrant

Former Name if Applicable

23500 - 64th Avenue South

Address of Principal Executive Office (Street and Number)

Kent, Washington 98032

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We have been unable to complete our Quarterly Report on Form 10-Q without unreasonable effort or expense because our personnel who are key to preparation of the Form 10 Q have been devoting considerable time to a potential significant financing transaction. We currently expect to file the required report within the allotted extension.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Steve Reichenbach	(253)	850-3500

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following discussion relates to our estimated results to be included in our unaudited interim financial statements for the quarterly and nine month periods ended January 31, 2005 and 2004. The results for the fiscal 2004 periods have been restated as discussed in our Form 10K/A for the fiscal year ended April 30, 2004.

For the quarter ended January 31, 2005, we have recorded revenues of $49.9 million, operating income of $946,000 and a net loss of $3.5 million or $0.22 diluted loss per share. For comparison, in the fiscal 2004 third quarter we have recorded revenues of $42.4 million, an operating loss of $216,000 and a net loss of $321,000 or $0.02 per diluted loss per share, as restated. The most significant factor impacting the change in results of operations for the two periods was the changes in other income and expense items. The third quarter of fiscal 2005 includes other expense of $156,000 as compared to $4.2 million in other income in the prior year quarter. Other loss, net in fiscal 2005 is comprised primarily of net foreign exchange gains and losses. Other income, net in fiscal 2004 includes a $2.6 million gain on the sale of investment securities held by the Company and net foreign exchange gains and losses.

For the nine months ended January 31, 2005, we have recorded revenues of $154.3 million, operating income of $5.2 million and a net loss of $6.1 million or $0.39 diluted loss per share. The most significant factor impacting the change in results of operations for the two periods was the changes in other income and expense items. For comparison, in the nine months ended January 31, 2004, we recorded revenues of $123.3 million, an operating loss of $3.6 million and a net loss of $7.9 million or $0.52 diluted loss per share, as restated. Year to date fiscal 2005 includes other income of $1.1 million as compared to $6.8 million in other income in the prior year quarter. Other income in fiscal 2005 is comprised primarily of net foreign exchange gains and losses. Other income, net in fiscal 2004 includes a $2.6 million gain on the sale of investment securities held by the Company and net foreign exchange gains and losses.

Flow International Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 18, 2005	By:	/s/ Stephen D. Reichenbach
	Name	Stephen D. Reichenbach
	Title	Chief Financial Officer